EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CAROLINAS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,661	$1,571	$1,322	$1,306	$1,295
Fixed charges	457	461	467	450	464
Deduct:
Interest capitalized	—	—	—	—	—
Total earnings	$2,118	$2,032	$1,789	$1,756	$1,759

Fixed charges:
Interest on debt, including capitalized portions	$445	$452	$455	$437	$446
Estimate of interest within rental expense	12	9	12	13	18
Total fixed charges	$457	$461	$467	$450	$464
Ratio of earnings to fixed charges	4.6	4.4	3.8	3.9	3.8